CONFIDENTIAL TREATMENT REQUEST BY INDYMAC BANCORP, INC.
[IMB Letterhead]
September 20, 2007
VIA US MAIL AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Christian N. Windsor, Special Counsel
Mail Stop 4563
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Indymac Bancorp, Inc.
Definitive 14A
Filed March 23, 2007
File No. 01-8972
Dear Mr. Windsor:
This letter sets forth the response of IndyMac Bancorp, Inc. (the “Company” or “we” or “our”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 21, 2007 to our Chief Executive Officer, Michael W. Perry. We understand your review of our definitive 2007 Proxy Statement was a part of the Commission’s focused review of executive compensation disclosure, and was limited to the executive compensation and other related disclosures in our 2007 Proxy Statement. We further understand we were one of approximately 300 companies who received comment letters, and that the purpose of your review was to assist us in our compliance with the applicable disclosure requirements and to enhance overall disclosure in our filings. Your letter asked us to comply with the comments in all future filings, as applicable, and requested we confirm our intent to do so in writing along with describing how we intend to comply.
Before we respond to the 18 individual comments from your letter, we would like to emphasize our commitment to clear, plain English investor disclosure. We believe this commitment is reflected in our industry leading Form 10-Q and 10-K disclosures (which include detailed reporting of financial results by business segment, a level of disclosure that is unmatched by any major mortgage lender in our industry), our “ahead of the final rules” good faith adoption of enhanced executive compensation disclosures in our 2006 Proxy Statement, and our good faith compliance with the final SEC executive compensation rules in our 2007 Proxy Statement. Please note, that both our 2006 and 2007 Proxy Statements were reviewed for compliance by our outside counsel, Alston & Bird, LLP.
For your convenience, we have set forth below the Staff’s comments in italics followed by the Company’s responses to each comment.

September 20, 2007

Director Compensation, page 19
1.	For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
We acknowledge your comment, and in future filings, the Company will disclose the grant date fair value for each equity award in a footnote to the director compensation table. In the 2007 Proxy Statement, we disclosed the number of stock options and restricted shares outstanding for each director in footnote 3 of the Director Compensation section. In future filings, we will tabularize this information in the footnote to disclose grant date fair values for each equity award outstanding.
2.	Revise the narrative discussion in this section to discuss director participation in the Deferred Compensation Plan. Please refer to Item 402(k)(3) of Regulation SK.
A detailed description of the Deferred Compensation Plan is given on page 45 of our 2007 Proxy Statement. Footnote 4 to the Director Compensation table explains the directors’ above market earnings associated with their participation in the plan, which is a required disclosure and which in aggregate totaled $3,111 for all directors participating in the plan. In future filings, we will indicate in the narrative that directors are eligible to participate in this plan and identify the directors that do participate in the plan.
Related Party Transactions and Business Relationships, page 26
3.	You disclose the participation by the named executive officers in your Country Club and Senior Officer Mortgage Program loans. Revise your discussion to provide the information required by Item 404(a) for loans under either program to any of your other executive officers, as these loans do not appear to meet the requirements of the representations required by instruction 4(c) to Item 404(a) of Regulation S-K.
Loans to “named executive officers” (“NEOs”) with December 31, 2006 balances totaling $112,288 are shown on page 28 of our 2007 Proxy Statement. We acknowledge your comment, and in future filings, the Company will include a discussion regarding the participation of other executive officers in these programs. At the timing of the disclosure there were two additional executive officers with similar loans outstanding in the aggregate amount of $90,000.

September 20, 2007

Management Development and Compensation Committee, page 32
4.	This section describes the Management Development and Compensation Committee’s role in the compensation process as a role of “assisting the Board of Directors” and “discussing” objectives used for calculating compensation. Revise this section to discuss, in greater detail, the role of the Board in granting final approval for any elements of the compensation process where the delegation to the Committee is conditional or incomplete. Please refer to Item 407(e)(3)(i) of Regulation S-K.
The introductory paragraph to this section in the 2007 Proxy Statement indicates that the purpose of the Management Development and Compensation Committee (the “Compensation Committee”) is to assist the Board in its responsibilities related to executive compensation and Chief Executive Officer succession, and the following paragraphs indicate that the Compensation Committee’s duties include review and approval of all executive officer compensation. In future filings, we will clarify this disclosure to indicate that the Compensation Committee establishes all components of compensation for the Company’s executive officers, as required by its charter.
5.	Revise your disclosure to discuss the scope of the Management Development and Compensation Committee’s engagement with Mercer Human Resources Consulting, including any instructions provided by the Committee to the consultant. Please refer to Item 407(e)(3)(iii) of Regulation S-K.
Pages 36-38 of our 2007 Proxy Statement describe the process and results of the benchmarking analysis by Mercer Human Resources Consulting (“Mercer”) on the Company’s executive compensation relative to a selected group of peer companies. In future filings, we will include a description of the directions given by the Compensation Committee to any compensation consultant defining their scope of engagement.
Compensation Discussion and Analysis, Page 34
6.	On page 37, you discuss Benchmark Surveys and other information considered by the Committee in evaluating the competitiveness of the compensation program. Revise your analysis of the competitiveness of your compensation compared to your peer group to explain how the Benchmark Surveys impact your analysis. Refer to Item 402(b)(2)(xiv) and Item 402(b)(l)(vi) of Regulation S-K.
On page 37 of our 2007 Proxy Statement, we stated that the Company “does not target any particular percentile of its Peer Group”, but that we believe in a “pay for performance” philosophy. By this we mean that an executive’s total compensation should be commensurate with their absolute and relative job performance. We believe that by providing a median salary combined with significant incentive compensation upside and downside — such that a top executive could earn above or below average total compensation relative to peers for above or below average individual performance respectively — the

September 20, 2007

Company can attract and retain the type of executive we wish to employ to achieve the financial goals set by the Company. In future filings, we will further clarify our use of how survey data impacts our compensation analysis.
7.	On page 38 you indicate that initial salaries for named executives are set in their employment agreements and that any subsequent changes are made as a result of changes in the executive’s responsibilities. Please discuss any factors that the Committee, or anyone delegated by the committee, use to determine an executive’s salary, including reference to your benchmark surveys. Furthermore, please discuss the reasons for the changes in base salaries paid to executives. For example, we note that Mr. Key’s salary increased by $80,375 and Mr. Wohl’s salary increased by $94,983 between 2005 and 2006. Please refer to Item 402(b)(1)(v) of Regulation S-K.
We acknowledge your comment, and in future filings, the Company will include a discussion regarding the methodology used in setting initial salaries in the employment agreements and the rationale for any subsequent increases. In 2006, Mr. Wohl’s salary increased 16 percent as a result of his promotion to President of Indymac Bank, and Mr. Keys’ increase in salary was the result of his taking on additional responsibilities for the Company’s corporate finance and treasury functions.
8.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II,B.1 of Commission Release No. 338732A. There appear to be significant disparities in the compensation awarded to your Chief Executive and the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, provide disclosure on an individualized basis.
We acknowledge your comment, and in future filings, the Company will explain the reasons for material differences in the amounts of compensation awarded to the NEOs. For the information of the Staff, Mr. Perry’s compensation is based upon the role he performs for the Company. As the Company’s Chairman and Chief Executive Officer he is responsible for the overall direction and administration of all programs and services provided by the company and for ensuring that all aspects of the company’s activities obtain maximum profits commensurate with the best interests of shareholders, customers, employees, and other key stakeholders. He reports to the Board of Directors as the highest ranking official of the Company and is directly responsible for attaining all established Indymac Bank operational and financial goals. Based on his broad responsibilities, Mr. Perry is the only NEO of the Company whose short term incentive compensation is based solely on the year over year earnings-per-share (“EPS”) growth rate of the Company. For example, if the Company’s EPS grows less than 5% year over year (as is expected to be

September 20, 2007

the case for 2007), Mr. Perry would earn zero short term incentive compensation (and since Mr. Perry’s long term incentive compensation is derived from his base salary and short term incentive compensation, his long term incentive compensation would also decline dramatically in this scenario).
Mr. Perry’s responsibilities, as described above, are significantly broader than any other Named Executive Officer at the Company. In determining his compensation package, in 2006, the Compensation Committee asked Mercer to review Mr. Perry’s compensation and to make a recommendation based upon the Company’s overall pay philosophy. Mercer provided the Compensation Committee with peer group comparison data which indicated that a difference in pay generally exists between the Chief Executive Officer position and the other top executives in our industry. After reviewing this data and Mercer’s recommendation, the Compensation Committee established Mr. Perry’s compensation package based upon his duties and responsibilities with the Company. Consideration also was given to his tenure in the role and his experience in the mortgage industry.
Goals and Their Weighting for Individual NEO Short Term Cash Incentive Awards, page 39
9.	Expand your discussion regarding the short term compensation program to discuss the overall structure of the plan, in addition to your discussion of how the executives performed in relation to the plan in the relevant period. Revise your disclosure to discuss the threshold performance required, the target performance required in order to reach the level of compensation set by the Committee, and any top level of performance which would result in a maximum award amount. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. The revised disclosure should also discuss in more detail the metrics used to monitor individual performance goals for the named executives who are not evaluated based on corporate level performance.
The short term cash incentive awards for our NEOs are all based on year over year performance metric comparisons, which as shown included total company EPS and return on equity (“ROE”) for Mr. Perry, and net income and ROE for their areas of responsibility for Messrs. Wohl, Abernathy, and Mahoney. In future filings, we will include further detail on the individual metrics in each NEOs plan, the target performance required in order to reach the level of compensation set by the Compensation Committee, any top level of performance which would result in a maximum award amount, and on the actual performance and payouts achieved by each individual.
10.	Revise your discussion regarding the awards made to the named executives to clarify how the Committee determines the individual awards for the executives. For example, it appears that Mr. Perry met the threshold for ROE but did not reach the threshold for EPS, which resulted in a below target award. Expand your disclosure to explain how the Committee determined that the award made was the appropriate

September 20, 2007

balance between the two targets. Similarly, discuss the impact upon the awards made by the Committee of the Committee’s evaluation of the individual performance of the named executive officer. For example, discuss any performance targets that the Committee used to determine the performance to plan for Mr. Wohl’s business units. Make similar changes to the disclosure and analysis provided for the other named executives, discussing the individual performance requirements and relating how the executive achieved or failed to achieve those requirements and how the Committee determined the awards made to the officers. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v, vi and vii) of Regulations S-K.
As described in item 9 above, in future filings, we will include additional detail regarding both the framework and actual payouts for short term cash incentive awards made to the named executives. Mr. Perry’s short term cash incentive plan was determined based on a primary matrix with ROE columns (below 14%, 15%, 17%, and 19% and above) and EPS rows (<$4.42, $4.42, 4.65, 4.88, >=$5.08). Based on the company’s actual EPS and ROE performance, Mr. Perry’s payout for his short-term cash incentive award relating to 2006 ($791,300 ) was formulaically determined. The company adopted a similar approach in establishing the short term incentive plan framework and making actual plan payouts for other named executives, including Mr. Wohl.
Long-Term Incentive Plans and Equity Compensation, page 41
11.	Revise this section to discuss how the Executive Committee Stock Incentive Plan supports the goals of Indymac’s compensation program. It appears that the plan limits awards to 50% of current year salary and short term cash awards, but it is capped at 75% of the prior year’s short term cash incentive. Does this reflect that poor performance in one year, which resulted in reduced short term cash awards, would be reflected in a reduction in the following year’s awards under the Executive Committee Stock plan? The reader should be able to understand how the plan’s features support the overall goals of the compensation plan. Please refer to Item 402(b)(1)(vi) of Regulation S-K.
Page 41 of our 2007 Proxy Statement indicates that an executive committee member’s annual equity award is formulaically “valued at 50% of the amount of their Short-Term Cash Incentive for the respective year”. A cap is placed on the award so that it will not exceed 75% of the two-year prior cash incentive award in value. As noted above, as a result of the plan design and 75% cap, poor performance in one year will indeed result in a reduced equity grant in the following year. The 75% cap is designed as a key control for the Company to avoid large equity grants in the event that an executive has a particularly high cash incentive award due to exceptional performance in a previous year. In future filings, we will clarify the description of the short term incentive program, including whether the aforementioned caps impacted named executive compensation equity awards.

September 20, 2007

Practices Regarding the Grant of Equity Awards, page 42
12.	Revise your disclosure to identify whether the Management Development and Compensation Committee used its discretion to change the grant date for awards discussed in this section. Please refer to Item 402(b)(2)(iv and vi) of Regulation S-K.
We acknowledge your comment, and in future filings, the Company will include a discussion regarding any application of discretion with respect to the timing of the grant of equity awards. With respect to awards issued in 2006, the Compensation Committee did not use any such discretion to change the grant date under this policy. For the information of the staff, because of the timing of the filing of our Proxy Statement it is not possible to include this information for the current year (e.g., the 2007 Proxy Statement was finalized before the 2007 annual grant was made).
Post-Termination Compensation, page 44
13.	Revise this section to discuss why the company entered into these agreements and how the Committee and Board determined the appropriate structure of the agreements. Furthermore, revise your disclosure to discuss how these agreements support the goals of the compensation program of Indymac. Please refer to Item 402(b)(1)(iv and vi) of Regulation S-K.
The severance provisions of the employment agreements for our NEOs are introduced on page 44 and then detailed on pages 56-59 of the 2007 Proxy Statement. On an annual basis, the Compensation Committee approves the standard form of employment agreement used for senior managers in good standing. All of our named executive officers have this form agreement, other than Messrs. Perry and Wohl, whose employment agreements were separately negotiated. The Company’s purposes for entering into these agreements include acquisition and retention of key management talent and protection of the company’s interests in the event of a separation. We will provide a more fulsome description of purpose in future filings, along with a discussion of the Compensation Committee’s consideration of the benefits provided under these agreements in relation to the goals of the compensation program at the Company.
Mortgage Banking Expertise: Thrift Investing and Risk Management Expertise, page 45
14.	Revise these sections to clarify how the concerns expressed in these two sections are reflected in the company’s compensation program, including how the company’s concern for risk management and expertise impact compensation decision making. Please refer to Item 402(b)(1)(ii) of Regulation S-K.

September 20, 2007

In future filings, we will describe more specifically how individuals’ thrift investing and enterprise risk management expertise and responsibilities are reflected into their short term cash incentive plans and overall level of compensation.
Summary Compensation Table, page 47
15.	You provide compensation information in the Summary Compensation Table for both 2005 and 2006. To the extent that you provide information of additional years, you must provide all required information for that year. Please see Question 3 to the Frequently Asked Questions, available February 2007. In particular, we note that you only provide information in the “all other compensation” footnote for 2006.
In an effort to more fully and accurately disclose executive compensation levels and trends, we included compensation information for both 2006 and 2005 (which was not required) in the prescribed format. In future filings, we will include complete footnotes and all required information for all years presented in the table.
Please note that in addition to the required disclosure, we also included an entire additional summary compensation table formatted to show compensation as earned in the relevant years, so shareholders could more accurately identify pay earned in given year with performance achieved in that year.
Deferred Compensation Plan, page 56
16.	Revise this section, or the discussion which appears on page 45, to discuss the distribution provisions of the plan. We note that two of your named executives had significant distributions in 2006. Please refer to Item 402(i)(3) of Regulation S-K.
We believe the 2007 Proxy Statement already contains the disclosure contemplated by this comment. As described in footnote 2 to the table on page 56 of the 2007 Proxy Statement, all distributions were pursuant to participant elections. For the information of the Staff, the distributions made were pursuant to elections made by both Mr. Perry and Mr. Abernathy at year-end 2000. In the discussion on page 45 of the 2007 Proxy Statement, we indicate that participants may elect to receive a distribution upon a fixed date (minimum five-year deferral) or upon retirement. Retirement distributions may be in a lump sum or annual payments over 5, 10, 15, or 20 years, per participant election. The lead-in to the table on page 56 includes a cross-reference to the description of the plan on page 45 of the 2007 Proxy Statement.

September 20, 2007

Potential Payments upon Termination or Change in Control, page 56
17.	You discuss various termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described in this section. Revise the Compensation Discussion and Analysis to discuss how the Committee determined the appropriate payment and benefit levels under the agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K, Furthermore, please provide an analysis of the component features of each executive’s potential payments and discuss the factors that affected those component payments. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
We acknowledge your comment, and in future filings, the Company will include a discussion of the methodology used to establish severance and change in control benefits and their relationship to other compensation elements under our compensation philosophy. In addition, in future filings we will expand the tables appearing on pages 57 and 58 of the 2007 Proxy Statement to identify and quantify the components of the potential payments for each of the NEOs.
18.	We note that Mr. Mahoney will transition from his role as CEO in January 2007, Please discuss any agreements entered into or other terms for his transition, including any payments agreed to, awarded and any payments earned or to be earned.
As indicated on page 40 of the 2007 Proxy Statement, Mr. Mahoney’s role within Financial Freedom shifted mid-year 2006 and again January 1, 2007, concurrent with a new employment agreement. As described in his new agreement which was disclosed in its entirety in our July 5, 2006 Form 8-K filing, Mr. Mahoney has a defined salary schedule and is not eligible for short-term or long term incentive compensation starting January 1, 2007. In future filings, as applicable, we will include his fixed salary schedule.
Closing Comment
Additionally, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

September 20, 2007

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact me at 626.535.8241.

Sincerely,
/s/ Rayman Mathoda
Rayman Mathoda
Chief People Officer and Management Liaison to Board Management, Development and Compensation Committee